Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Description of our Shares
There is currently no market for KKR Infrastructure Conglomerate LLC’s (the “Company” or “we,” “us” or “our”) Class S Shares (“Class S Shares”), Class D Shares (“Class D Shares”), Class U Shares (“Class U Shares”), Class I Shares (“Class I Shares”), Class R Shares (“Class R Shares” and, together with Class S Shares, Class D Shares, Class U Shares and Class I Shares the “Investor Shares”), Class E Shares (“Class E Shares”), Class F Shares (“Class F Shares”), Class G Shares (“Class G Shares”) or Class H Shares (“Class H Shares” and together with Class E Shares, Class F Shares and Class G Shares, the “KKR Shares” and, together with the Investor Shares, the “Shares”), and we do not expect that a market for our Shares will develop in the future. We do not intend for our Shares to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Shares. Under the terms of our second amended and restated limited liability company agreement (the “LLC Agreement”), except as required by law, the liability of each holder of our Shares (the “Shareholders”) (which we also refer to herein as a “member” or a “Member”) in such capacity shall be limited to the amount of such Shareholder’s total investments and pro rata share of any undistributed profits. Except as may otherwise be provided in the LLC Agreement or in any class designation and except as required by law, after the payment of all subscription proceeds for the Shares purchased by such Shareholder, no Shareholder shall have any further obligations to the Company, be subject to any additional assessment or be required to contribute any additional capital to, or to loan any funds to, the Company, unless otherwise agreed by the Company and the Shareholder. No Shareholder shall have any personal liability on account of any obligations and liabilities of, including any amounts payable by, the Company under or pursuant to, or otherwise in connection with, the LLC Agreement or the conduct of the business of the Company solely by reason of being a member of the Company.
Summary of the LLC Agreement
The following is a summary of the material provisions of our LLC Agreement, which we intend to adopt prior to admitting any non-affiliate investors as members. Our LLC Agreement will set forth the terms and conditions upon which we will conduct our business and affairs and it sets forth the rights and obligations of our members. This summary is not complete and is subject to and qualified by the detailed provisions of our LLC Agreement. Potential investors should study our LLC Agreement carefully before making any investment in our Shares.
Establishment and Nature
We are formed as a limited liability company under the Delaware Limited Liability Company Act (as amended from time to time, the “LLC Act”). The board of directors (the “Board”) has overall responsibility for the management and supervision of the business operations of the Company. To the extent permitted by applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Company, our executive committee (the “Executive Committee”), any committee of the Board or KKR DAV Manager LLC (the “Manager”).
Purpose
Under our LLC Agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our Board and that lawfully may be conducted by a limited liability company formed under the LLC Act.
Name and Address
We conduct business under the name “KKR Infrastructure Conglomerate LLC” with our principal office and place of business at 30 Hudson Yards, New York, New York 10001.
Capital Contributions
Our Contribution
Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”) and its subsidiaries have made an initial capital contribution of $1,000 in cash, in exchange for 40 Class G Shares.

Members’ Contributions
The initial offering prices of the Shares will be determined by the Manager. We expect to offer Investor Shares to eligible investors on a monthly basis at net asset value (“NAV”) per Share (measured as of the end of the immediately preceding month).
No Further Contribution
After payment for the Shares, Shareholders will not have any further obligations to us or be required to contribute any additional capital to, or loan any funds to, us. However, under certain circumstances, a Shareholder may be required to return distributions made to them in violation of Delaware law as described under the caption “—Limited Liability of our Members.”
Classes of Shares
Investor Shares
Holders of Class S Shares, Class D Shares, Class U Shares, Class I Shares and Class R Shares have equal rights and privileges with each other, except that Class D Shares, Class U Shares, Class I Shares and Class R Shares do not pay a sales load or dealer manager fees and the Company does not pay any servicing or distribution fees with respect to Class I Shares or Class R Shares. Class D Shares, Class U Shares, Class I Shares and Class R Shares are each not subject to a sales load; however, Shareholders could be required to pay brokerage commissions on purchases and sales of and sales of Class D Shares, Class U Shares, Class I Shares or Class R Shares to their selling agents. Except as provided in the LLC Agreement with respect to certain transactions involving the Company and certain amendments thereto, holders of Investor Shares have no voting rights with respect to the Company.
Class S Shares
Class S Shares will be subject to a maximum sales load of up to 3.0% of the offering price and may be subject to a dealer manager fee of 0.5% of the offering price. Certain participating broker-dealers may offer Class S Shares subject to a dealer manager fee of up to 1.50%, provided that the sum of the sales load and dealer manager fee will not exceed 3.5% of the offering price. Class S Shares may also forego a sales load in lieu of a brokerage commission imposed by a selling agent.
Class S Shares are not entitled to nominate, remove or participate in the appointment of directors of the Company.
Class I Shares
Class I Shares have equal rights and privileges with other classes of Investor Shares, except that Class I Shares do not pay a sales load or dealer manager fees and the Company does not pay any servicing or distribution fees with respect to Class I Shares.
Class I Shares are not entitled to nominate, remove or participate in the appointment of directors of the Company.
Class R Shares
Class R Shares have equal rights and privileges with other classes of Investor Shares, except that Class R Shares are subject to a lower management fee (“Management Fee”), to be received by the Manager pursuant to the management agreement between the Company and the Manager, than other Investor Shares and do not pay a sales load or dealer manager fees and the Company does not pay any servicing or distribution fees with respect to Class R Shares.
Class R Shares are not entitled to nominate, remove or participate in the appointment of directors of the Company.
Each Class R Share held by a Shareholder shall automatically and without any action on the part of the Board or any other person thereof convert into a number of Class I Shares equal to the number of Class R Shares held by such Shareholder multiplied by the Class R Conversion Rate (defined below) if the aggregate amount of Class R Shares held or subscribed for by holders of Class R Shares in connection with a specific intermediary is less than

$100 million after the 12-month period following the initial subscription for Shares of the Company by persons that are not affiliates of the Manager (the “Initial Offering”). “Class R Conversion Rate” means a fraction, the numerator of which is the NAV per Share of Class R Shares and the denominator of which is the NAV per Share of Class I Shares.
Class D Shares and Class U Shares
Class D Shares and Class U Shares have equal rights and privileges with other classes of Investor Shares, except that Class D Shares and Class U Shares do not pay a sales load or dealer manager fees.
Class D Shares and Class U Shares are not entitled to nominate, remove or participate in the appointment of directors of the Company.
Each Class U Share held by a Class U Member shall automatically and without any action on the part of the Class U Member, the Board or any other person thereof convert into a number of Class I Shares equal to the number of Class U Shares held by such Class U Member multiplied by the Class U Conversion Rate (defined below) if the aggregate amount of Class U Shares held or subscribed for by Class U Members in connection with a specific intermediary is less than $100 million after the 12-month period following the Initial Offering. Simultaneously with any such conversion, the applicable Class U Member will automatically and without any action on the part of such Class U Member or any other person be admitted to the Company as a Class S Member and shall cease to be a Class U Member. “Class U Conversion Rate” means a fraction, the numerator of which is the NAV per Share of Class U Shares and the denominator of which is the NAV per Share of Class S Shares.
KKR Shares
Class E Shares
Class E Shares have special rights and privileges, including with respect to repurchase arrangements. Class E Shares are not subject to the Management Fee or the performance participation allocation allocated to KKR (the “Performance Participation Allocation”). Class E Shares will be held only by KKR and its subsidiaries and are not being offered to other investors.
Class F Shares
Class F Shares have special rights and privileges and are not subject to the Management Fee or the Performance Participation Allocation. Class F Shares will be held only by KKR and certain of its subsidiaries and employees and are not being offered to other investors.
Class G Shares
Class G Shares have special rights and privileges, including the exclusive right to appoint and remove directors of the Company, increase or decrease the number of directors of the Company and fill any vacancies on the Board. Class G Shares are not subject to the Management Fee or the Performance Participation Allocation. Class G Shares will be held only by KKR and its subsidiaries and are not being offered to other investors. KKR and its subsidiaries, through their ownership of all of the Company’s outstanding Class G Shares, hold, directly and indirectly, all of the voting power of the Company.
Class H Shares
Class H Shares have special rights and privileges, including the right to receive a performance allocation from the Company for so long as the Management Agreement has not been terminated. Class H Shares are not subject to the Management Fee or the Performance Participation Allocation. Class H Shares will be held only by KKR and its affiliates and are not being offered to other investors.
Rights Upon Liquidation
Upon the dissolution of the Company, after paying or making reasonable provision for the payment to the Company’s creditors of all claims and obligations in accordance with the LLC Act, the remaining assets of the Company shall be distributed among the holders of Shares pro rata in proportion to the number of Shares held by such holder (subject to the rights of any holders of Shares specified in any class designation and the terms of any class of Shares specified in the LLC Agreement or in any class designation).

Our Management
Our Powers
Except as otherwise specifically provided in our LLC Agreement, our Board will have complete and exclusive discretion in the management and control of our business and affairs and will be authorized to employ all powers necessary or advisable to carry out our purposes and investment policies, conduct our business and affairs, and exercise our powers. Our Board has delegated to our Manager the management of our overall portfolio, subject to the Board’s supervision.
Other than with respect to the admission of a new Class G Member which shall require the approval of Class G Members holding a majority of the outstanding Class G Shares, our Board will have the sole and absolute discretion to accept or refuse to accept the admission of any subscriber as a member of the Company. Except to the extent limited by Delaware law or our LLC Agreement, our Board may delegate any or all of its duties under our LLC Agreement to any person, including any affiliates of KKR.
Members’ Powers
Except as otherwise specifically provided in the LLC Agreement, no member that holds Investor Shares can participate in or have any control over our business and affairs or have any right or authority to act for, or to bind or otherwise obligate, us.
Authorized Shares
Each of our Shares represents a limited liability company interest in KKR Infrastructure Conglomerate LLC. Only KKR and its subsidiaries and employees are expected to hold KKR Shares in the Company.
Issuance of Additional Securities
Our LLC Agreement authorizes our Board, without the consent of any other person, to create additional classes of Shares, including Investor Shares and KKR Shares, having such terms, rights, designations, preferences, powers and duties (which rights or powers may be senior to existing classes of Shares), as our Board shall determine; provided that the Board shall not effect any issuance of any additional Class G Shares or create any additional classes of Shares, including Investor Shares and KKR Shares, with (i) any terms, rights, designations, preferences, powers or duties pari passu or senior to the terms, rights, designations, preferences, powers or duties of the Class G Shares or (ii) any voting rights different from voting rights granted to holders of any Class of Shares created and existing as of the date of the LLC Agreement, without obtaining the prior written consent of Shareholders holding a majority of the outstanding Class G Shares. Our LLC Agreement also authorizes our Board, without the consent of any person, to issue additional shares of any class for the consideration and on the terms and conditions established by our Board.
Transfer of Our Shares
You may withdraw as a member from KKR Infrastructure Conglomerate LLC by selling, transferring or assigning your Shares or having all of your Shares repurchased or redeemed in accordance with our share repurchase program, our LLC Agreement and any applicable securities laws. You may generally transfer all or a portion of your Shares except to impermissible types of transferees or by transfers that would adversely affect us, including transfers that would violate the ownership restrictions imposed in our LLC Agreement.
Formation and Duration
The Company was formed on September 23, 2022 as a Delaware limited liability company. The Company will remain in existence until its certificate of formation has been cancelled in the manner required by the LLC Act following the Company’s dissolution and the completion of the winding up of the Company in accordance with our LLC Agreement and Delaware law. The LLC Agreement provides that the Company will be dissolved upon (a) the adoption of a resolution by the Board approving the dissolution of the Company, (b) the operations of the Company shall cease to constitute legal activities under the LLC Act or any other applicable law (as determined by the Board), (c) at any time there are no members of the Company unless the Company is continued without dissolution in accordance with the LLC Act or (d) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the LLC Act.

Limited Liability of our Members
Members will have no personal liability for any of the Company’s obligations or liabilities solely by reason of being a member of the Company. Members will only be liable, in their capacity as a member, to the extent of their capital contribution and pro rata share of any of our undistributed profits.
Delaware law provides that, for a period of three years from the date on which any distribution is made to Shareholders (or later, if an action to recover the distribution is commenced prior to the expiration of such three year period), Shareholders may be liable to us for the distribution if both of the following are true:

(1)	the distribution was made in violation of the LLC Act; and
(2)	the member knew at the time they received the distribution that it was made in violation of the LLC Act.
As further explained in the LLC Agreement and to the fullest extent permitted by law, we have agreed to indemnify members of the Board and the officers of the Company (each such person being an “Indemnified Party”), to the fullest extent permitted by law, from and any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising as a result of any act or omission of an Indemnified Party, or for any breach of contract whether arising under the LLC Agreement, at law, in equity or otherwise. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Indemnified Party’s action or omission constitutes fraud, willful misconduct or bad faith or the Indemnified Party’s actions or omissions were not made during the course of performing or pursuant to the Indemnified Party’s duties as a director, officer, trustee, manager, employee or agent of the Company or an affiliate thereof. Thus, one or more of the foregoing persons could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable.
Conflicts of Interest
Conflicts of interest exist and may arise in the future as a result of the relationships among KKR, the Manager and their respective affiliates, on the one hand, and members of the Company Group and our members, on the other hand. Whenever a potential conflict arises among KKR, the Manager or any of their respective affiliates, on the one hand, and any member of the Company Group or any member, on the other hand, our Board or the Manager may, but shall not be required, to resolve that conflict by seeking approval from our audit committee. Our LLC Agreement contains provisions that reduce and eliminate the duties of our Board, including fiduciary duties, to our members. Our LLC Agreement also restricts the remedies available to Shareholders for actions taken that without those limitations might constitute breaches of duty, including fiduciary duties.
Under our LLC Agreement, our Board or the Manager will not be in breach of its obligations under the LLC Agreement or its duties to us or our members if the resolution of the conflict is:
•approved by the a majority of the Independent Directors, which may include the approval of the audit committee (“Special Approval”), although our Board or the Manager is not obligated to seek such approval;

•determined by the Board or the Manager, as applicable, to be on terms which are, in the aggregate, no less favorable to us than those generally being provided to or available from unrelated third parties;

•determined by the Board or the Manager, as applicable, fair and reasonable to us, taking into account the totality of the relationships among the parties involved, (including other transactions that may be particularly favorable or advantageous to us); or

•approved by the vote of a majority of Members owning a majority of the Investor Shares (excluding any Investor Shares owned by KKR or any of its affiliates).
The Board or the Manager shall be authorized but not required, but is not required to, in connection with its resolution of such conflict of interest, to seek Special Approval or Member approval of such conflict of interest, and the Board or the Manager may also adopt a resolution or course of action that has not received Special Approval or Member approval. If our Board or the Manager does not seek approval from the audit committee or our members and the Board or the Manager, as applicable, determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the second and third bullet points above, then it will be presumed that in making its decision the Board or the Manager, as applicable, acted in good faith, and in any proceeding brought by or on behalf of any member or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our LLC Agreement, the Board or the audit committee may consider any factors they determine in their sole discretion to consider when resolving a conflict. Our LLC Agreement provides that the Board will be conclusively presumed to be acting in good faith if the Board subjectively believes that the determination made or not made is in the best interests of the Company.
Notwithstanding the foregoing two paragraphs, the Company intends to seek Special Approval for any sale of an Infrastructure Asset (defined below) to, or acquisition of an Infrastructure Asset from, KKR, any KKR Vehicle (defined below) or any of their respective affiliates (excluding portfolio entities of any KKR Vehicles). The funds, investment vehicles and accounts managed, now or in the future, by KKR, the Manager, KKR Credit or any of their respective affiliates (excluding for this purpose, KKR proprietary entities), including funds, investment vehicles and accounts pursuing the following strategies: private equity (including growth equity, impact, and core strategies), credit (including (i) leveraged credit strategies, including leveraged loan, high-yield bond, opportunistic credit and revolving credit strategies, and (ii) alternative credit strategies, including special situations and private credit strategies such as direct lending and private opportunistic credit (or mezzanine) investment strategies), and real asset strategies (including real estate, energy and infrastructure strategies) are collectively referred to herein as “KKR Vehicles.” The term “Infrastructure Assets” refers, individually and collectively, to any entity owned, directly or indirectly through subsidiaries, by the Company, including as the context requires, portfolio companies, holding companies, special purpose vehicles and other entities through which infrastructure assets or businesses will be held.
Fiduciary Duties
The Board is accountable to Shareholders as a fiduciary. Fiduciary duties owed to our shareholders by our Board are prescribed by law and our LLC Agreement. The LLC Act provides that Delaware limited liability companies may in their limited liability company agreements expand, restrict or eliminate the duties, including fiduciary duties, otherwise owed by directors, managers, controlling members and their affiliates to members and the limited liability company.
Our LLC Agreement contains various provisions modifying, restricting and eliminating the duties, including fiduciary duties, that might otherwise be owed by our directors, managers, controlling members and their affiliates. We have adopted these restrictions to allow KKR, the Manager and their respective affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without these modifications, the ability of the Board and our audit committee to make decisions involving conflicts of interest would be restricted. These modifications are detrimental to our members because they restrict the remedies available to our members for actions that without those limitations might constitute breaches of duty, including a fiduciary duty, as described below, and they permit our Board and the audit committee to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.
The following is a summary of the material restrictions on the fiduciary duties owed by our Board to our members:
State Law Fiduciary Duty Standards
Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. In the absence of a provision in a limited liability company agreement providing otherwise, the duty of care would generally require a board of directors of a Delaware limited liability company to make decisions in a deliberate and fully informed manner after taking into consideration all material information reasonably available. In the absence of a provision in a limited liability company agreement providing otherwise, the duty of loyalty would generally require a board of directors of a Delaware limited liability company to take any action or omit to take action on a disinterested basis, in good faith, with an honest belief that it is in the best interests of the limited liability company.
LLC Agreement Modified Standards
Our LLC Agreement contains provisions that modify or eliminate duties of or consent to conduct by the Board, the Manager and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law.

In addition to the other more specific provisions limiting the obligations of our Board, our LLC Agreement further provides that, except as required by applicable preemptive U.S. federal law or the Delaware LLC Act, neither the Manager nor any Indemnified Party will be liable to us, our members or any other person bound by the LLC Agreement for any act or omission or for any breach of contract (including a breach of the LLC Agreement) or any breach of duties (including breach of fiduciary duties) whether arising under the LLC Agreement, at law, in equity or otherwise, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that (A) in respect of the matter in question, the Indemnified Party acted in bad faith or engaged in fraud or willful misconduct or (B) the Indemnified Party’s action or omission was not made during the course of performing, or pursuant to, such person’s duties as a director, officer, trustee, manager, employee or agent of the Company or an Affiliate thereof.
Exculpation and Indemnification
To the fullest extent permitted by applicable law, none of the Indemnified Parties will be liable to the Company or any Shareholders for any losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising as a result of: (i) any act or omission or for any breach of contract (including a breach of the LLC Agreement) or any breach of duties (including breach of fiduciary duties) whether arising under the LLC Agreement, at law, in equity or otherwise, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, (A) in respect of the matter in question, such Indemnified Party acted in bad faith or engaged in fraud or willful misconduct or (B) the Indemnified Party’s action or omission was not made during the course of performing, or pursuant to, the Indemnified Party’s duties as a director, officer, trustee, manager, employee or agent of the Company or an affiliate thereof, (ii) any action or omission to act by any other person, (iii) any mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker, placement agent or other agent as provided in the LLC Agreement, or (iv) any change in U.S. federal, state or local or non-U.S. income tax laws, or in interpretations thereof, as they apply to the Company or the Shareholders, whether the change occurs through legislative, judicial or administrative action. Notwithstanding the immediately preceding sentence, to the fullest extent permitted by law, no Shareholder will be liable to the Company, any other Shareholder or any other person bound by the LLC Agreement.
To the fullest extent permitted by applicable law, (i) the Company will indemnify and hold harmless each Indemnified Party from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising as a result of any act or omission of an Indemnified Party, or for any breach of contract (including breach of the LLC Agreement) or any breach of duties (including breach of fiduciary duties) whether arising under the LLC Agreement, at law, in equity or otherwise; provided, that an Indemnified Party will not be entitled to indemnification under the LLC Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Indemnified Party’s action or omission constitutes fraud, willful misconduct or bad faith or the Indemnified Party’s actions or omissions were not made during the course of performing or pursuant to the Indemnified Party’s duties as a director, officer, trustee, manager, employee or agent of the Company or an affiliate thereof, (ii) the Company will also have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that the person is or was an employee or agent of the Company, or, while serving as an employee or agent of the Company, is or was serving at the request of the Company at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, its participants or beneficiaries, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, from and against any and all claims, liabilities, damages, losses, costs and expenses of any kind, including legal fees and amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and expenses of investigating or defending against any claim or alleged claim, of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such person, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Board will have the power to delegate to the Executive Committee the determination of whether employees or agents are entitled to be indemnified.
Mandatory Repurchases
Under the Company’s LLC Agreement, the Company may repurchase all or any portion of the Shares of a member without consent or other action by the member or other person if the Company determines that:

•the Shares have been transferred in violation of the LLC Agreement, or have vested in any person by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the member;

•any transferee does not meet any investor eligibility requirements established by the Company from time to time;

•ownership of Shares by a member or other person is likely to cause the Company to be in violation of, or require registration of the Shares under, or subject the Company to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other jurisdiction in the world, including without limitation the Investment Company Act of 1940, as amended;

•continued ownership of the Shares by a member may be harmful or injurious to the business or reputation of the Company, the Manager, KKR, or any of their affiliates, or may subject the Company or any member to an undue risk of adverse tax or other fiscal or regulatory consequences;

•any of the representations and warranties made by a member or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•with respect to a member subject to special laws or regulations, the member is likely to be subject to additional regulatory or compliance requirements under these special laws or regulations by virtue of continuing to hold any Shares;

•it would be in the interest of the Company, as determined by the Repurchase Committee, for the Company to repurchase the Shares; or

•continued ownership of any Shares by a Shareholder all or any portion of the assets of the Company may be characterized as assets of a Plan (defined below) for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 2975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable Similar Law (defined below). The term “Plan” refers to any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) which is subject to Title I of ERISA, (ii) “plan” described in Section 4975 of the Code which is subject to Section 4975 of the Code (including, without limitation, an individual retirement account and a “Keogh” plan), (iii) plan, fund, account or other arrangement that is subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise.
Third-Party Tender Offers
Our LLC Agreement contains provisions that apply to tender offers by third parties including compliance with the applicable laws for such tender offers in addition to certain obligations to the company regarding notice and reimbursement of company expenses.
Distributions
Beginning with the end of our first full calendar quarter after which we sell shares to non-affiliates in our private offering of our Shares (the “Private Offering”), we will seek to pay regular quarterly distributions at an attractive distribution yield to Shareholders of record. We intend to declare and accrue distributions monthly and pay distributions quarterly. However, there can be no guarantee that the Company will pay quarterly distributions consistently and at a specific rate, or at all.
Our distributions may and are expected to exceed our earnings and cash flow from operating activities and may be paid from borrowings, proceeds from our Private Offering and other sources, including the sale of our assets or return of capital, especially during the period shortly after investing the proceeds from our Private Offering. Funding distributions from the sale of our assets or offering proceeds will result in us having less funds available to acquire Infrastructure Assets. As a result, our performance may be reduced, and doing so may also negatively impact our ability to generate cash flows. In addition, because the Manager does not charge a Management Fee on and KKR does not receive a Performance Participation Allocation for KKR Shares, the per Share amount of distributions on the KKR Shares could be higher compared to the Investor Shares.

Cash distributions to holders of our Shares will automatically be reinvested under our Distribution Reinvestment Plan (the “DRIP”) in additional whole and fractional Shares attributable to the class of Shares that a Shareholder owns unless such holders elect to receive distributions in cash. Shareholders may terminate their participation in the DRIP with prior written notice to us. Under the DRIP, Shareholders’ distributions are reinvested in Shares of the same class owned by the Shareholder for a purchase price equal to the most recently available NAV per share. Shareholders will not pay a sales load when purchasing shares under our DRIP; however, all outstanding Class S Shares will be subject to a dealer manager fee, and Class S, Class D and Class U Shares, including those purchased under our DRIP, will be subject to ongoing shareholder servicing fees.
Any cash distribution by the Company to a Shareholder that is not reinvested under the DRIP will reduce such Shareholder’s basis in the Shares. When a Shareholder sells Shares in the Company, the amount, if any, by which the amount realized exceeds the basis in such Shares is gain subject to tax. As a result of distributions throughout the term of a Shareholder’s investment, a Shareholder may be required to pay tax even if selling its investment in the Shares for an amount less than it paid. In addition, in order to make such distributions, we might have to indirectly sell a portion of our Infrastructure Assets at a time when independent judgment might not dictate such action. Our actual financial performance will likely vary significantly quarterly and from year-to-year, and there may be extended periods of up to several years when the distribution rate will exceed the Company’s actual total returns. Our projected or actual distribution rate is not a prediction of what the Company’s actual total returns will be over any specific future period.
Various factors will affect the level of the Company’s income, including the asset mix and the amount of leverage utilized by the Company. To permit the Company to maintain a more stable quarterly distribution, we may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Company for any particular quarter may be more or less than the amount of income actually earned by the Company during that period. Undistributed income will add to our net asset value and, correspondingly, distributions of previously undistributed income will reduce the Company’s NAV.